SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 20 – Exit Filing)

DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2109Q309 (Common Shares)
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

78,708 Common Shares (1)(2)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

78,708 Common Shares (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,708 Common Shares (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2% (3)

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 78,708 common shares ("Common Shares") of DryShips Inc. (the "Issuer") consisting of: (i) 7,296 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), (ii) 12,533 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana"), (iii) 38,736 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx"), (iv) 169 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill"), and (v) 19,974 Common Shares owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation ("Entrepreneurial Spirit Holdings") that is wholly-owned by the Foundation.
(2) On September 13, 2016, the Issuer issued 3,500,000 shares of Series D Preferred Stock (233,333 shares of Series D Preferred Stock after the 1-for-15 reverse stock split effective November 1, 2016) to Sifnos Shareholders Inc. ("Sifnos"), a company controlled by Mr. Economou. Each share of Series D Preferred Stock has a voting power of 100,000:1 vis-à-vis the Common Shares of the Issuer. The Series D Preferred Stock is not convertible into Common Shares.
(3) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sifnos Shareholders Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

0 Common Shares(4)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

0 Common Shares(4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Shares (4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

(4) On September 13, 2016, the Issuer issued 3,500,000 shares of Series D Preferred Stock (233,333 shares of Series D Preferred Stock after the 1-for-15 reverse stock split effective November 1, 2016) to Sifnos. Each share of Series D Preferred Stock has a voting power of 100,000:1 vis-à-vis the Common Shares of the Issuer. The Series D Preferred Stock is not convertible into Common Shares.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

7,296 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

7,296 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,296 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (5)

14.	TYPE OF REPORTING PERSON

CO

(5) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

12,533 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

12,533 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,533 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% (6)

14.	TYPE OF REPORTING PERSON

CO

(6) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

38,736 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

38,736 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,736 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% (7)

14.	TYPE OF REPORTING PERSON

CO

(7) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

169 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

169 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (8)

14.	TYPE OF REPORTING PERSON

CO

(8) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]

		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

19,974 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

19,974 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,974 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (9)

14.	TYPE OF REPORTING PERSON

CO

(9) Calculation based on a total of 1,873,593 Common Shares issued and outstanding as of November 18, 2016.

CUSIP No.	Y2109Q309

This Amendment No. 20 reflects: (1) an increase in the number of outstanding Common Shares of the Issuer following the issuances of Common Shares in connection with the conversion of and dividends related to the Issuer's Series C Convertible Preferred Shares and (2) a reverse stock split of the Issuer's Common Shares at a ratio of 15:1 that took effect on November 1, 2016. Additionally, this Amendment No. 20 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.
Item 1.	Security and Issuer.
There are no material changes from the Schedule 13D/A filed with the Commission on September 16, 2016.
Item 2.	Identity and Background.
There are no material changes from the Schedule 13D/A filed with the Commission on September 16, 2016.
Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes from the Schedule 13D/A filed with the Commission on September 16, 2016.
Item 4.	Purpose of Transaction.
The purpose of this Amendment No. 20 is to reflect (1) an increase in the number of outstanding Common Shares of the Issuer following the issuances of Common Shares in connection with the conversion of and dividends related to the Issuer's Series C Convertible Preferred Shares and (2) a reverse stock split of the Issuer's Common Shares at a ratio of 1-for-15 that took effect on November 1, 2016.
Other than as described herein, there are no material changes from the Schedule 13D/A filed with the Commission on September 16, 2016.
Item 5.	Interest in Securities of the Issuer.
(a), (b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of 1,873,593 Common Shares outstanding on November 18, 2016) are as follows:
Mr. Economou may be deemed to beneficially own 78,708 Common Shares representing approximately 4.2% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 78,708 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 78,708 Common Shares.
Elios may be deemed to beneficially own 7,296 Common Shares representing 0.4% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,296 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 7,296 Common Shares.
Fabiana may be deemed to beneficially own 12,533 Common Shares representing 0.7% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,533 Common Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 12,533 Common Shares.
Sphinx may be deemed to beneficially own 38,736 Common Shares representing 2.1% of the total outstanding Common Shares. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 38,736 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 38,736 Common Shares.
Goodwill may be deemed to beneficially own 169 Common Shares representing 0.0% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 169 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 169 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 19,974 Common Shares representing 1.1% of the total outstanding Common Shares. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 19,974 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 19,974 Common Shares.
(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) As of November 18, 2016, each of the Reporting Persons has ceased to be a beneficial owner of more than 5% of the Common Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On October 31, 2016, the Issuer sold its two Panamax vessels Amalfi and Samatan, along with the associated bank debt, to entities controlled by Mr. Economou. As part of the transaction, the Issuer entered into an agreement to increase its Senior Secured Revolving Facility Agreement (the "Revolving Facility") with Sifnos. The Revolving Facility was amended to increase the maximum available amount by $5.0 million to $75.0 million and to give the Issuer an option within 365 days to convert $7.5 million of the outstanding loan into Common Shares.
Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on September 16, 2016.
Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Agreement between the Reporting Persons to file jointly.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2016
/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited
____________
*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement
The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.
Dated: November 25, 2016
/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited